04015149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8-65601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CreditTrade Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Hudson Street
(No. and Street)

Hoboken	**New Jersey**	**NJ 07030**
(City)	(State)	(Zip Code)

Bruce Taylor +44 207 400 5050

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Table of Contents

AFFIRMATION

I, Paul Ellis confirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CreditTrade Securities Corporation ("the Company") for the year ended December 31, 2003 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Feb 19th 2004
Date

Director
Title

Notary Public

ANN FRANCES STANYER
SWAN HOUSE
37-39 HIGH HOLBORN
LONDON WC1V 6NT
NOTARY PUBLIC & SOLICITOR

ANN FRANCES STANYER NOTARY PUBLIC

MY COMMISSION EXPIRES AT DEATH

Feb 19th 2004

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade Inc.)

Financial Statements and Supplementary Information
December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
CreditTrade Securities Corporation:

We have audited the accompanying statement of financial condition of CreditTrade Securities Corporation as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CreditTrade Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 6, 2004

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	30,491
Prepayments		1,283
Total assets	$	31,774

Liabilities and Stockholder's Equity

Liabilities:		
Accrued Expenses	$	8,421
Due to affiliates		6,954
Total liabilities		15,375
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, Issued and outstanding: 1,000		10
Additional paid-in capital		49,990
Accumulated deficit		(33,601)
Total stockholder's equity		16,399
Total liabilities and stockholder's equity	$	31,774

See accompanying notes to Financial Statements.

CREDITTRADE SECURITES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Statement of Operations

For the year ended December 31, 2003

Expenses:		
Professional Fees		23,816
Regulatory Fees		8,167
Other general and administrative		1,360
Total expenses		(33,343)
Net Loss	$	(33,343)

See accompanying notes to Financial Statements.

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2003

		Common stock	Additional paid-in capital	Accumulated Deficit	Total Stockholder's equity (deficit)
Balance at January 1, 2003	$	10		(258)	(248)
Capital contribution from Parent			49,990		49,990
Net loss				(33,343)	(33,343)
Balance at December 31, 2003	$	10	49,990	(33,601)	16,399

See accompanying notes to Financial Statements.

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Statement of Cash Flows

For the year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(33,343)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepayments		(1,283)
Increase (decrease) in operating liabilities:		
Accrued Expenses		8,106
Due to affiliates		(12,742)
Net cash used in operating activities		(39,262)
Cash flows from financing activities:		
Capital contribution from Parent		49,990
Net increase in cash and cash equivalents		10,728
Cash and cash equivalents at beginning of year		19,763
Cash and cash equivalents at end of year	$	30,491

See accompanying notes to Financial Statements.

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Notes to Financial Statements

December 31, 2003

(1) Organization and Basis of Presentation

CreditTrade Securities Corporation (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of CreditTrade, Inc. ("the Parent"). The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The company did not trade in the year ended December 31 2003.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, balances with banks and certificates of deposit with an initial term of less than three months. For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(3) Related Party Transactions

As at December 31, 2003 the company had a loan of $6,954 outstanding from its parent company.

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $15,116 which was $10,116 in excess of required net capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital ratio was 1.02 to 1.

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CreditTrade, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2003

Computation of Net Capital		
Total stockholder's equity	$	16,399
Deductions and/or charges:		
Nonallowable assets		
Prepayments		1,283
Net capital	$	15,116
Computation of Basic Capital Requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness of $15,375)		$5,000
Net capital in excess of requirement	$	10,116
Computation of Aggregate Indebtedness		
Aggregate Indebtedness	$	15,375
Ratio of Aggregate Indebtedness to net capital		102%

Note: The computations as of December 31, 2003, computed by CreditTrade Securities Corporation in its unaudited amended Form X-17a-5, Part IIA, filed with the NASD Regulation, Inc., on February 25, 2004 do not materially differ from the above computations.

Schedule II

CREDITTRADE SECURITIES CORPORATION

(A wholly owned subsidiary of CREDITTRADE, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2003 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
CreditTrade Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of CreditTrade Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 6, 2004